Exhibit 5.1

The Bank of New York Mellon Trust Company, N.A.

As Purchase Contract Agent

2 North LaSalle Street, 7th Floor

Chicago, Illinois 60602

August 14, 2020

Re:	Issuer Order

Ladies and Gentlemen:

I have examined the accompanying Issuer Order (the “Issuer Order”) requesting the authentication and delivery of (a) 17,000,000 Corporate Units and (b) 0 Treasury Units (the Treasury Units and the Corporate Units are collectively referred to as the “Equity Units”) of American Electric Power Company, Inc., a New York corporation (the “Company”), and the documents referred to in the Issuer Order, delivered pursuant to the provisions of the Purchase Contract and Pledge Agreement, dated as of August 14, 2020 (the “Agreement”) to you, as Purchase Contract Agent (the “Agent”).

I am of the opinion that:

1.	The forms of the Equity Units certificates have been duly authorized by the Company and have been established in conformity with the provisions of the Agreement;

2.	The terms of the Equity Units have been duly authorized by the Company and have been established in conformity with the provisions of the Agreement; and

3.

The Equity Units, when issued by the Company and authenticated, executed on behalf of the Holders (as defined in the Agreement) and delivered by you, as Agent, in accordance with the Agreement to The Bank of New York Mellon Trust Company, N.A., as custodian for The Depository Trust Company, will have been duly issued under the Agreement and will constitute valid and legally binding obligations of the Company, entitled to the benefits provided by the Agreement and enforceable in accordance with their terms, except as limited or affected by bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance or other laws affecting creditors’ rights and remedies generally and general principles of equity and to concepts of materiality, reasonableness, good faith and fair dealing and the discretion of the court before which any matter is brought.

The Bank of New York Mellon Trust Company, N.A.

August 14, 2020

I have read all of the covenants and conditions contained in the Agreement and the definitions in the Agreement relevant to such covenants and conditions pertaining to the action requested in the Issuer Order and in respect of which this opinion is rendered.

In my opinion, I have made such examination or investigation as is necessary to enable me to express an informed opinion as to whether or not such covenants and conditions have been complied with. In my opinion such conditions and covenants and the conditions precedent, if any (including any covenants compliance with which constitutes a condition precedent), to the authentication, execution on behalf of the Holders and delivery of the Equity Units requested in the Issuer Order have been complied with.

This opinion is limited to the laws of the States of New York and the federal laws of the United States insofar as they bear on matters covered hereby.

/s/ Thomas G. Berkemeyer

Thomas G. Berkemeyer,

Counsel for American Electric Power Company, Inc.